FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2. 3.

News Release dated April 19, 2005 (“Microsoft and Research In Motion To Bring Enterprise IM To BlackBerry")

News Release dated April 19, 2005 (“BlackBerry To Support IBM Lotus Instant Messaging")

News Release dated April 19, 2005 (“Novell And RIM To Accelerate Business Communications")

Page No 3 3 2

Document 1

April 19, 2005

FOR IMMEDIATE RELEASE

Microsoft and Research In Motion to Bring Enterprise IM to BlackBerry

Microsoft Office Live Communications Server 2005 and BlackBerry Enterprise Server provide platform for security-enhanced instant messaging on BlackBerry wireless devices

Redmond, Wash. and Waterloo, ON — Microsoft Corp. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a product collaboration and joint marketing agreement to extend enterprise instant messaging (IM) and presence to BlackBerry® subscribers through connectivity with Microsoft Office Live Communications Server 2005 and BlackBerry Enterprise Server™.

Companies are using Live Communications Server to deploy enterprise-grade IM and presence capabilities across their networks and through federated connections with other organizations running Live Communications Server. Based on Session Initiation Protocol (SIP) and SIP for Instant Messaging and Presence Leveraging Extensions (SIMPLE) standards, Live Communications Server provides a platform for the development of custom real-time communications solutions that span PC networks, desk phone systems, and mobile devices. The combined Microsoft-RIM solution is designed to extend rich Live Communications Server features to employees using BlackBerry, enabling mobile professionals to transmit instant messages and share presence-based information to maintain real-time connectivity with colleagues, partners and customers while they are away from the office.

“Instant messaging and presence are playing an increasingly important role in helping information workers stay in touch with critical business contacts and make better decisions, faster,” said Gurdeep Pall, corporate vice president for the Real-Time Collaboration Group at Microsoft. “Extending these valuable communications tools from the desktop, with Microsoft Office Communicator, to mobile devices like BlackBerry is a core element of our vision for integrated communications, which aims to unify communications across PCs, phones and mobile devices so people can communicate and collaborate more effectively and efficiently. We are excited about expanding our vibrant developer partner ecosystem to include providers of rich mobile solutions, like BlackBerry, to further extend and enhance the Live Communications experience.”

“Enterprise customers around the world have chosen BlackBerry for its ability to keep employees connected to timely communications and information. Together with Microsoft, we are extending the benefits of Live Communications Server to mobile BlackBerry users and enhancing personal and workgroup communications,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion. “Enterprise instant messaging capabilities for BlackBerry with Live Communications Server mark another important and expansive step for wireless enterprise connectivity.”

RIM is working to develop a Live Communications Server Client for BlackBerry that provides security-enhanced Live Communications Server IM connectivity between mobile BlackBerry users and their Live Communications Server enterprise deployment. Through this agreement, Microsoft and RIM plan to extend the benefits of Live Communications Server to the many companies and government organizations using BlackBerry around the world.

RIM expects to have product availability by the end of the year, with a trial in September 2005. Further information regarding product specifications will be available at a later date.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Mike Mitchell
Waggener Edstrom for Microsoft
+1 (503) 443-7000
mikem@wagged.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

Document 2

April 19, 2005

FOR IMMEDIATE RELEASE

BlackBerry to Support IBM Lotus Instant Messaging

Enterprise Instant Messaging client to enhance collaboration for BlackBerry users

Wireless Enterprise Symposium – Orlando, FL – April 19, 2005 — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is working with IBM Corp. to enable enterprise instant messaging on the BlackBerry® platform. The solution will bring together the Presence awareness capabilities of IBM Lotus Instant Messaging and Web Conferencing and the security and performance advantages of the push-based BlackBerry wireless platform.

“Enterprise instant messaging is an important application for our customers and wireless instant messaging will be a very complementary addition to the existing suite of productivity applications available to BlackBerry users,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Together Lotus Instant Messaging and BlackBerry will offer greater opportunities for organizations to support their mobile workforce with enhanced communication and collaboration capabilities.”

“As the leader in enterprise collaboration solutions, we are pleased to be extending the reach of Lotus Instant Messaging to BlackBerry users through our reseller and partner community,” said Ken Bisconti, Vice President, Workplace, Portal and Collaboration Products, IBM. “Customers can now leverage the security and reliability of Lotus Instant Messaging on their Blackberry devices, helping to ensure productivity while they are mobile.”

The Lotus Instant Messaging client for BlackBerry will communicate through the Lotus Instant Messaging published interfaces to connect BlackBerry users into their existing corporate instant messaging community. Lotus Instant Messaging for BlackBerry will also provide a server-based audit trail of messages, helping organizations to comply with certain industry and government requirements.

The Lotus Instant Messaging client for BlackBerry is optimized for wireless use and extends many benefits of Lotus Instant Messaging to mobile environments. Employees will be able to work more efficiently and quickly assemble teams to share information for improved decision-making and faster problem resolution.

Lotus Instant Messaging for BlackBerry is expected to be available later this year. The solution is being demonstrated at the IBM booth at the Wireless Enterprise Symposium 2005 in Orlando, FL, this week (www.attendwes.com).

Further information on Lotus Instant Messaging for BlackBerry will be available at a later date.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Erica Topolski
IBM
+1 617 693-2816
ericat@us.ibm.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.. IBM, Lotus, and Lotus Instant Messaging and Web Conferencing are registered trademarks. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

April 19, 2005

FOR IMMEDIATE RELEASE

Novell and RIM To Accelerate Business Communications

GroupWise Messenger for BlackBerry provides new communication tool for business users

Wireless Enterprise Symposium – Orlando, FL – Novell (Nasdaq: NOVL) and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) are working together to further enhance communications for mobile corporate users by bringing Novell® GroupWise® Messenger to BlackBerry®. Together, GroupWise Messenger instant messaging (IM) and BlackBerry will give mobile users increased productivity while providing IT departments with a secure and manageable IM solution. As a result, GroupWise and BlackBerry users gain a new tool for rapid, secure communications.

“Organizations around the world use BlackBerry to remain securely connected to the communication and information that drives their day,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “RIM is pleased to work with Novell to extend communications options for mobile GroupWise users.”

Novell GroupWise Messenger, available as part of the Novell GroupWise 6.5 collaboration suite, is an enterprise-strength, cross-platform instant messaging solution. By giving GroupWise Messenger users the ability to receive and send messages via BlackBerry, Novell and RIM will extend the reach of GroupWise. The collaborative solution will run on Linux*, Windows* or Novell NetWare®.

“BlackBerry has become a vital productivity solution for many GroupWise users,” said Ed Anderson, vice president of product marketing for Novell’s platforms group. “Now with GroupWise Messenger for BlackBerry, staying securely connected will mean even greater freedom of mobility and will prove a valuable asset to users and organizations.”

Additional information will be provided at a later date.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Novell

Novell, Inc. (Nasdaq: NOVL) is a leading provider of infrastructure software and services to over 50,000 customers in 43 countries. With more than 20 years of experience in data center, workgroup and desktop solutions, Novell’s 6,000 employees, 5,000 partners and support centers around the world are meeting customer requirements for identity-driven computing and Linux solutions. By providing enterprise-class software and support for commercial and open source software, Novell delivers increased operating flexibility and choice at a lower total cost of ownership. More information about Novell can be found at http://www.novell.com.

_________________

Novell Media Contact:
Kevan Barney
Novell, Inc.
Phone: (801) 861-2931
E-mail: kbarney@novell.com

RIM Media Contacts:
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Hotwire PR for RIM
Europe/Middle East/Africa
+44 207 608 2500

Katie Lee
RIM Asia Pacific
+(852) 6277 6841
kalee@rim.com

RIM Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Requires a minimum version of software.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Novell, NetWare and GroupWise are registered trademarks of Novell, Inc. in the United States and other countries. *All third-party trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 19, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller